Exhibit 99.1
NEWS RELEASE

New Gold Announces Agreement to Sell Amapari Mine

(All figures are in US dollars unless otherwise stated)

January 27, 2010 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX-NGD) today announces the signing of an agreement to sell its Brazilian subsidiary Mineração Pedra Branca do Amapari Ltda. (“MPBA”), which holds the Amapari mine and other related assets, to Beadell Resources Ltd. (“Beadell”) (ASX-BDR) for $63 million. Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil.

Proceeds to New Gold will be $46 million in cash and $17 million in Beadell shares and are contingent on the successful completion of an A$75 million equity offering by Beadell, to be sole lead managed by Macquarie Capital Advisers Limited in Australia, and related shareholder approvals. The Macquarie Fixed Income, Currencies and Commodities Group of Macquarie Bank Limited and Macquarie Capital Group Limited have committed to subscribe for a total A$10 million of Beadell shares (A$5 million each) at the bookbuild price up to A$0.25 per share, subject to a number of conditions including successful completion of the offering and the acquisition.

“We are pleased with this transaction as it provides the company with meaningful cash proceeds while still participating in Amapari’s future success as a Beadell shareholder,” stated Randall Oliphant, Executive Chairman. “New Gold views this as an opportunity to successfully monetize the Amapari asset which will provide the company further flexibility as it pursues other growth opportunities.”

As part of the planned equity offering, Beadell is required to obtain shareholder approval by simple majority of 50% plus one of those votes cast. The shareholder meeting materials will be distributed in the coming days and the shareholder vote will take place in early March. Beadell management, who hold approximately 25% of the shares of the company, have committed to support the transaction both financially and through the shareholder vote where applicable. Once the bookbuild has been successfully completed, expected to be on or about February 17, 2010, the completion of the transaction will be dependent on the above noted shareholder approvals and other customary closing conditions.

The transaction is expected to close in March 2010.

About New Gold

New Gold is an intermediate gold mining company with the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. The company is expected to produce between 330,000 and 360,000 ounces of gold in 2010 growing to over 400,000 ounces in 2012. In addition, New Gold has a strong portfolio of development and exploration assets in North and South America.  For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law;  the uncertainties inherent to current and future legal challenges the company is or may become a party to, including  the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Hannes Portmann
Director, Corporate Development and Investor Relations
New Gold Inc.
Direct: +1 (416) 324-6014
Email: info@newgold.com
Website: www.newgold.com